3/A
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001204822
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>01/30/02
3/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Lewis, Russell S.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Date of Event Requiring Statement (Month/Day/Year)
   1/30/2002
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EVP and GM,
   Global Registry Services: ISG
6. If Amendment, Date of Original (Month/Day/Year)
   02/08/02
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 43                  D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (2)       03/15/08  Common Stock                 40,000     $34.4380   D           Direct
(right to buy)
Non-Qualified Stock Option      (1)       09/06/08  Common Stock                 40,000     $34.1600   D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       03/20/05  Common Stock                 79,523     $189.5350  D           Direct
(right to buy)

Explanation of Responses:

(1)
Fifty percent (50%) of the total options granted on September 6, 2001, vest and become exercisable 1 year after the option grant dat
e and thereafter with respect to 6.25% of the shares each quarter.


(2)
With respect to the first grant of 20,000 options, as of November 20, 2001, 20,000 options to purchase shares were immediately exerc isable.

With respect to Grant 2, 10,000 options to purchase shares vest and become exercisable on March 15, 2002, and thereafter with respect to 6.25% of the remaining options to purchase shares each quarter until fully vested.


(3)
As of March 21, 2001, 23,858 options will vest and become exercisable; on March 21, 2002, 23,857 options will vest and become exerci sable; and each of 15,904 options will vest and become exercisable on March 21 in 2003 and 2004, respectively


-
This Form 3 has been amended to correct the footnote information reported on Filer's original Form 3 as filed February 8, 2002 which explains the respective vesting schedule for the two separate grants (20,000 shares each) made on March 15, 2001.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Russell S. Lewis
DATE 02/07/03